SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

TheMaven, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

88339B102

(CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

11100 Santa Monica Blvd., Suite 800

Los Angeles, CA 90025

(818) 884-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 88339B102

1	NAMES OF REPORTING PERSONS
B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,119,515 (1)(2)(3)(4)(5)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,119,515 (1)(2)(3)(4)(5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,119,515 (1)(2)(3)(4)(5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.99%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC

*	Percent of class is calculated based on 42,475,169 shares of common stock, par value $0.01 (the “Common Stock”), of TheMaven, Inc. (the “Issuer”), which is based on (i) 40,355,654 shares of Common Stock outstanding as reported as outstanding by the Issuer in the Definitive Information Statement on Schedule 14C, filed with the Securities and Exchange Commission on November 24, 2020 (the “Information Statement”) plus (ii) 2,119,515 shares of Common Stock issuable upon conversion of 699.44 shares of the Issuer’s Series H Convertible Preferred Stock (the “Series H Preferred Stock”) held by BRC Partners Opportunity Fund LP (“BRPLP”).
(1)	Includes 2,119,515 shares of Common Stock issuable upon conversion of 699.44 shares of Series H Preferred Stock held by BRPLP. The shares of Series H Preferred Stock held by BRPLP, BRPI (defined below) and Dialectic (defined below), as applicable, are subject to blocking provisions preventing the Reporting Persons from acquiring beneficial ownership of Common Stock in excess of 4.99% within 60 days (the “Beneficial Ownership Limitation”).
(2)	Excludes 10,744,122 shares of Common Stock issuable upon conversion of the shares of Series H Preferred Stock held by BRPLP, BRPI and Dialectic, as applicable, which cannot be acquired by the Reporting Persons within 60 days due to the Beneficial Ownership Limitation.
(3)	Excludes 47,992,121 shares of Common Stock issuable upon conversion of the shares of the Issuer’s Series J Convertible Preferred Stock (the “Series J Preferred Stock”) held by BRPLP and BRPI. See Item 6.
(4)	Excludes 875,000 shares of Common Stock issuable upon exercise of the warrants to purchase Common Stock (the “Warrants”) held by BRPLP and BRPI. See Item 6.
(5)	Excludes 36,319,933 shares of Common Stock issuable upon conversion of the Convertible Debentures (defined below) held by BRPLP, BRPI and Dialectic. See Item 6.

CUSIP No. 88339B102

1	NAMES OF REPORTING PERSONS
BRC Partners Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,119,515 (1)(2)(3)(4)(5)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,119,515 (1)(2)(3)(4)(5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,119,515 (1)(2)(3)(4)(5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.99%*
14	TYPE OF REPORTING PERSON (See Instructions)
PN

*	Percent of class is calculated based on 42,475,169 shares of Common Stock, which is based on (i) 40,355,654 shares of Common Stock outstanding as reported as outstanding by the Issuer in the Information Statement plus (ii) 2,119,515 shares of Common Stock issuable upon conversion of 699.44 shares of Series H Preferred Stock held by BRPLP.
(1)	Includes 2,119,515 shares of Common Stock issuable upon conversion of 699.44 shares of Series H Preferred Stock held by BRPLP.
(2)	Excludes 5,456,243 shares of Common Stock issuable upon conversion of the shares of Series H Preferred Stock held by BRPLP which cannot be acquired by BRPLP within 60 days due to the Beneficial Ownership Limitation.
(3)	Excludes 1,780,000 shares of Common Stock issuable upon conversion of the shares of Series J Preferred Stock held by BRPLP. See Item 6.
(4)	Excludes 250,000 shares of Common Stock issuable upon exercise of the Warrants held by BRPLP. See Item 6.
(5)	Excludes 4,590,067 shares of Common Stock issuable upon conversion of the Convertible Debentures held by BRPLP. See Item 6.

CUSIP No. 88339B102

1	NAMES OF REPORTING PERSONS
BRC Partners Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,119,515 (1)(2)(3)(4)(5)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,119,515 (1)(2)(3)(4)(5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,119,515 (1)(2)(3)(4)(5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.99%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

*	Percent of class is calculated based on 42,475,169 shares of Common Stock, which is based on (i) 40,355,654 shares of Common Stock outstanding as reported as outstanding by the Issuer in the Information Statement plus (ii) 2,119,515 shares of Common Stock issuable upon conversion of 699.44 shares of Series H Preferred Stock held by BRPLP.
(1)	Includes 2,119,515 shares of Common Stock issuable upon conversion of 699.44 shares of Series H Preferred Stock held by BRPLP.
(2)	Excludes 5,456,243 shares of Common Stock issuable upon conversion of the shares of Series H Preferred Stock held by BRPLP which cannot be acquired by BRPLP within 60 days due to the Beneficial Ownership Limitation.
(3)	Excludes 1,780,000 shares of Common Stock issuable upon conversion of the shares of Series J Preferred Stock held by BRPLP. See Item 6.
(4)	Excludes 250,000 shares of Common Stock issuable upon exercise of the Warrants held by BRPLP. See Item 6.
(5)	Excludes 4,590,067 shares of Common Stock issuable upon conversion of the Convertible Debentures held by BRPLP. See Item 6.

CUSIP No. 88339B102

1	NAMES OF REPORTING PERSONS
Dialectic Antithesis Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,119,515 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,119,515 (1)(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,119,515 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.99%*
14	TYPE OF REPORTING PERSON (See Instructions)
PN

*	Percent of class is calculated based on 42,475,169 shares of Common Stock, which is based on (i) 40,355,654 shares of Common Stock outstanding as reported as outstanding by the Issuer in the Information Statement plus (ii) 2,119,515 shares of Common Stock issuable upon conversion of 699.44 shares of Series H Preferred Stock held by Dialectic Antithesis Partners, LP (“Dialectic”).
(1)	Includes 2,119,515 shares of Common Stock issuable upon conversion of 699.44 shares of Series H Preferred Stock held by Dialectic.
(2)	Excludes 547,152 shares of Common Stock issuable upon conversion of the shares of Series H Preferred Stock held by Dialectic which cannot be acquired by Dialectic within 60 days due to the Beneficial Ownership Limitation.
(3)	Excludes 1,515,152 shares of Common Stock issuable upon conversion of the Convertible Debentures held by Dialectic. See Item 6.

CUSIP No. 88339B102

1	NAMES OF REPORTING PERSONS
BR Dialectic Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,119,515 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,119,515 (1)(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,119,515 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.99%*
14	TYPE OF REPORTING PERSON (See Instructions)
IA, OO

*	Percent of class is calculated based on 42,475,169 shares of Common Stock, which is based on (i) 40,355,654 shares of Common Stock outstanding as reported as outstanding by the Issuer in the Information Statement plus (ii) 2,119,515 shares of Common Stock issuable upon conversion of 699.44 shares of Series H Preferred Stock held by Dialectic Antithesis Partners, LP (“Dialectic”).
(1)	Includes 2,119,515 shares of Common Stock issuable upon conversion of 699.44 shares of Series H Preferred Stock held by Dialectic.
(2)	Excludes 547,152 shares of Common Stock issuable upon conversion of the shares of Series H Preferred Stock held by Dialectic which cannot be acquired by Dialectic within 60 days due to the Beneficial Ownership Limitation.
(3)	Excludes 1,515,152 shares of Common Stock issuable upon conversion of the Convertible Debentures held by Dialectic. See Item 6.

CUSIP No. 88339B102

1	NAMES OF REPORTING PERSONS
B. Riley Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,119,515 (1)(2)(3)(4)(5)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,119,515 (1)(2)(3)(4)(5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,119,515 (1)(2)(3)(4)(5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.99%*
14	TYPE OF REPORTING PERSON (See Instructions)
IA, OO

*	Percent of class is calculated based on 42,475,169 shares of Common Stock, which is based on (i) 40,355,654 shares of Common Stock outstanding as reported as outstanding by the Issuer in the Information Statement plus (ii) 2,119,515 shares of Common Stock issuable upon conversion of 699.44 shares of Series H Preferred Stock held by BRPLP.
(1)	Includes 2,119,515 shares of Common Stock issuable upon conversion of 699.44 shares of Series H Preferred Stock held by BRPLP.
(2)	Excludes (i) 5,456,243 shares of Common Stock issuable upon conversion of the shares of Series H Preferred Stock held by BRPLP and (ii) 547,152 shares of Common Stock issuable upon conversion of the shares of Series H Preferred Stock held by Dialectic which cannot be acquired by BRPLP or Dialectic, as applicable, within 60 days due to the Beneficial Ownership Limitation.
(3)	Excludes 1,780,000 shares of Common Stock issuable upon conversion of the shares of Series J Preferred Stock held by BRPLP. See Item 6.
(4)	Excludes 250,000 shares of Common Stock issuable upon exercise of the Warrants held by BRPLP. See Item 6.
(5)	Excludes (i) 4,590,067 shares of Common Stock issuable upon conversion of the Convertible Debentures held by BRPLP and (ii) 1,515,152 shares of Common Stock issuable upon conversion of the Convertible Debentures held by Dialectic. See Item 6.

CUSIP No. 88339B102

1	NAMES OF REPORTING PERSONS
B. Riley Principal Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,119,515 (1)(2)(3)(4)(5)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,119,515 (1)(2)(3)(4)(5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,119,515 (1)(2)(3)(4)(5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.99%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

*	Percent of class is calculated based on 42,475,169 shares of Common Stock, which is based on (i) 40,355,654 shares of Common Stock outstanding as reported as outstanding by the Issuer in the Information Statement plus (ii) 2,119,515 shares of Common Stock issuable upon conversion of 699.44 shares of Series H Preferred Stock held by B. Riley Principal Investments, LLC (“BRPI”).
(1)	Includes 2,119,515 shares of Common Stock issuable upon conversion of 699.44 shares of Series H Preferred Stock held by BRPI.
(2)	Excludes 501,697 shares of Common Stock issuable upon conversion of the shares of Series H Preferred Stock held by BRPI which cannot be acquired by BRPI within 60 days due to the Beneficial Ownership Limitation.
(3)	Excludes 46,212,091 shares of Common Stock issuable upon conversion of the shares of Series J Preferred Stock held by BRPI. See Item 6.
(4)	Excludes 625,000 shares of Common Stock issuable upon exercise of the Warrants held by BRPI. See Item 6.
(5)	Excludes 28,095,199 shares of Common Stock issuable upon the conversion of the Convertible Debentures held by BRPI. See Item 6.

CUSIP No. 88339B102

1	NAMES OF REPORTING PERSONS
Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,119,515 (1)(2)(3)(4)(5)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,119,515 (1)(2)(3)(4)(5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,119,515 (1)(2)(3)(4)(5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.99%*
14	TYPE OF REPORTING PERSON (See Instructions)
IN

*	Percent of class is calculated based on 42,475,169 shares of Common Stock, which is based on (i) 40,355,654 shares of Common Stock outstanding as reported as outstanding by the Issuer in the Information Statement plus (ii) 2,119,515 shares of Common Stock issuable upon conversion of 699.44 shares of Series H Preferred Stock held by BRPLP.
(1)	Includes 2,119,515 shares of Common Stock issuable upon conversion of 699.44 shares of Series H Preferred Stock held by BRPLP. The shares of Series H Preferred Stock held by BRPLP, BRPI and Dialectic, as applicable, are subject to the Beneficial Ownership Limitation.
(2)	Excludes 10,744,122 shares of Common Stock issuable upon conversion of the shares of Series H Preferred Stock held by BRPLP, BRPI and Dialectic, as applicable, which cannot be acquired by the Reporting Persons within 60 days due to the Beneficial Ownership Limitation.
(3)	Excludes 47,992,121 shares of Common Stock issuable upon conversion of the shares of Series J Preferred Stock held by BRPLP and BRPI. See Item 6.
(4)	Excludes 875,000 shares of Common Stock issuable upon exercise of the Warrants held by BRPLP and BRPI. See Item 6.
(5)	Excludes 36,319,933 shares of Common Stock issuable upon conversion of the Convertible Debentures (defined below) held by BRPLP, BRPI and Dialectic. See Item 6.

Item 1.	Security and the Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of TheMaven, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1500 Fourth Avenue, Suite 200 Seattle, WA 98101.

Item 2.	Identity and Background

(1) B. Riley Financial, Inc. (“BRF”) is a Delaware corporation with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRF is serving as a holding company. Set forth on Schedule A is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of the executive officers and directors of BRF. To the best of BRF’s knowledge, except as otherwise described herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(2) BRC Partners Opportunity Fund, LP (“BRPLP”) is a Delaware limited partnership with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025.

(3) BRC Partners Management GP, LLC (“BRPGP”) is a Delaware limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPGP is serving as the general partner of BRPLP.

(4) Dialectic Antithesis Partners, LP (“Dialectic”) is a Delaware limited partnership with a principal place of business located at 119 Rowayton Avenue, 2nd Floor, Norwalk, Connecticut 06853. The principal business of Dialectic is investing in securities.

(5) BR Dialectic Capital Management, LLC (“BR Dialectic”) is a Delaware limited liability company with a principal place of business located at 119 Rowayton Avenue, 2nd Floor, Norwalk, Connecticut 06853. The principal business of BR Dialectic is serving as a general partner of hedge funds and acting as an exempt reporting advisor to various clients, including Dialectic.

(6) B. Riley Capital Management, LLC (“BRCM”) is a New York limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRCM is acting as a registered investment advisor to various clients.

(7) B. Riley Principal Investments, LLC (“BRPI”) is a Delaware limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPI is investing in securities.

(8) Mr. Bryant R. Riley is an individual with a business office located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. Mr. Riley is the Chairman and Co-Chief Executive Officer of BRF.

During the last five years, none of the Reporting Persons or any person listed on Schedule A has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock to which this Schedule 13D relates are issuable upon conversion of 669.44 shares of Series H Preferred Stock. The aggregate purchase price for the 669.44 shares of Series H Preferred Stock was $669,440. The purchase of the 669.44 shares of Series H Preferred Stock was funded with the investment capital of the applicable Reporting Person.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the shares of Series H Preferred Stock convertible into the shares of Common Stock to which this Schedule 13D relates, the Convertible Debentures, the shares of Series J Preferred Stock and Warrants held by the Reporting Persons for investment purposes, and such purchases were made in the ordinary course of business of the Reporting Persons.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in Company securities at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of such securities; (2) changes in the Issuer’s operations, business strategy or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons intend to closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations.

Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or Board of Directors of the Issuer (the “Board”), other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of Company securities; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance or capitalization; (4) pursuing a transaction that would result in the Reporting Persons’ acquisition of all or a controlling interest in the Issuer; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Currently, Todd Sims, an employee of a subsidiary of BRF, serves as a member of the Board. In addition, on November 24, 2020, certain of the Reporting Persons together with 180 Degree Capital Corp. (collectively, the “Group”) delivered a letter to the Board requesting the resignation of five members of the Board effective immediately: David Bailey, Chairman John A. Fichthorn, Josh Jacobs, Peter B. Mills and Rinku Sen (the “Letter”). A copy of the Letter is filed as Exhibit 1 to this Schedule 13D and is incorporated by reference herein. As indicated in the Letter, the Reporting Persons, together with 180 Degree Capital Corp., are prepared to commence a consent solicitation to solicit consents from other stockholders to remove those five members of the Board if they do not resign. The Reporting Persons have also had discussions with the Issuer’s management, certain of those five directors and the remaining members of the Board regarding proposed individuals to be appointed or elected to the Board. BRF and 180 Degree Capital Corp. have entered into a Group Agreement, dated as of November 25, 2020 (the “Group Agreement”), with respect to the removal of the directors as described in the Letter. Pursuant to the Group Agreement, the Group agreed, among other things, (i) to solicit proxies or written consents in connection with the removal of the directors as described in the Letter, (ii) to take such other actions as the Group deems necessary or advisable to achieve the removal of the directors as described in the Letter and (iii) that the Group’s expenses incurred in connection with the solicitation of proxies or written consents of the Issuer’s shareholders be shared equally by 180 Degree Capital Corp. and BRF. A copy of the Group Agreement is filed as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

Each member of the Group will file a separate Schedule 13D (or Schedule 13D amendment) under the Act containing its required information. No member of the Group assumes any responsibility for the information contained in the Schedule 13D or Schedule 13D amendment filed by another member of the Group. Additionally, in the event that the Group shall be deemed to be the beneficial owners of all of the securities of the Issuer reported in the Schedule 13Ds or Schedule 13D amendments filed by the members of the Group, none of the Reporting Persons shall be deemed to be the beneficial owners of the securities of the Issuer reported in the Schedule 13D or Schedule 13D amendment of any other member of the Group, and each of the Reporting Persons expressly disclaims beneficial ownership of any securities of the Issuer other than those reported in this Schedule 13D.

In addition to the information disclosed in this Schedule 13D, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional Company securities or dispose of some or all of the Company securities beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

This Schedule 13D shall not constitute a solicitation of a consent as to any matter.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

1.

As of the date hereof, each of BRPLP, Dialectic and BRPI may be deemed to beneficially own 2,119,515 shares of Common Stock issuable upon conversion of 699.44 shares of Series H Preferred Stock held of record by BRPLP, Dialectic or BRPI (as applicable), representing 4.99% of the Issuer’s Common Stock based on a total of (i) 40,355,654 shares of Common Stock outstanding as reported by the Issuer in its Definitive Information Statement on Schedule 14C, filed with the Securities and Exchange Commission on November 24, 2020, plus (ii) 2,119,515 shares of Common Stock issuable upon conversion of 699.44 shares of Series H Preferred Stock held by BRPLP, Dialectic or BRPI (as applicable). Each of the Reporting Persons disclaims beneficial ownership of the Common Stock underlying the additional shares of Series H Preferred Stock directly held by BRPLP, Dialectic and BRPI in excess of the Beneficial Ownership Limitation.

2.	BRPGP is a subsidiary of BRCM, a registered investment advisor, and is the general partner of BRPLP. BRF is the parent company of BRCM. As a result, BRPGP, BRCM and BRF may, subject to the Beneficial Ownership Limitation, be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by BRPLP.

3.	BR Dialectic is the general partner and an investment advisor to Dialectic. BR Dialectic is a wholly-owned subsidiary of BRCM, and BRF is the parent company of BRCM. As a result, BR Dialectic, BRCM and BRF may, subject to the Beneficial Ownership Limitation, be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by Dialectic.

4.	BRF is the parent company of BRPI. As a result, BRF may, subject to the Beneficial Ownership Limitation, be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by BRPI.

5.	BRF and Mr. Riley may be deemed to indirectly beneficially own an aggregate of 2,119,515 shares of Common Stock issuable upon the conversion of the shares of Series H Preferred Stock held directly by BRPLP, Dialectic and/or BRPI. Each of BRF and Mr. Riley expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by BRPLP, Dialectic and/or BRPI, except to the extent of its/his pecuniary interest therein.

BRF Finance Co., LLC, a subsidiary of BRF, made a loan to the former chief executive officer of the Issuer, Mr. James Heckman, secured by 4,094,708 shares of Common Stock and 400 shares of Series H Preferred Stock and which may be secured by other Issuer securities that may be issued to him or his designees. The Issuer’s securities securing the loan to Mr. Heckman are excluded from the amounts reported above and elsewhere in this Schedule 13D. Additionally, BRF Finance Co., LLC purchased 3,367 shares of the Issuer’s Series K Convertible Preferred Stock (the “Series K Preferred Stock”) from the Issuer on October 28, 2020. The shares of Series K Preferred Stock held by BRF Finance Co., LLC are not currently convertible into Common Stock and only become convertible into Common Stock if the Issuer amends its Certificate of Incorporation to authorize additional shares of Common Stock with the approval of the Issuer’s shareholders. This amendment has not been filed and/or accepted by the State of Delaware as of the date of this Schedule 13D.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons (subject, in each case, to the Beneficial Ownership Limitation). The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer it does not directly own or control. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that it does not directly own or control.

In connection with the matters contemplated by the Group Agreement, the Reporting Persons and 180 Degree Capital Corp. have formed a “group” under Rule 13d-5(b)(1) promulgated under the Act. The shares of Common Stock and other securities of the Issuer described in this Schedule 13D do not include securities of the Issuer owned by 180 Degree Capital Corp., which will file a separate Schedule 13D or Schedule 13D amendment reporting beneficial ownership of the shares of Common Stock beneficially owned by 180 Degree Capital Corp. The Reporting Persons assume no responsibility for the information contained in the Schedule 13D or Schedule 13D amendment to be filed by 180 Degree Capital Corp., and disclaim beneficial ownership with respect to any shares of Common Stock beneficially owned by 180 Degree Capital Corp.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Series H Preferred Stock

Pursuant to the Securities Purchase Agreement, dated as of August 10, 2018, certain of the Reporting Persons purchased 5,592 shares of Series H Preferred Stock at a stated value of $1,000 per share from the Issuer. The Series H Preferred Stock is convertible into an amount of shares of Common Stock equal to dividing the stated value by the conversion price ($0.33 per share as of the date of this Schedule 13D). As described in the cover pages to this Schedule 13D, the Reporting Persons’ right to convert the shares of Series Preferred Stock into shares of Common Stock is subject to a Beneficial Ownership Limitation of 4.99%. The Beneficial Ownership Limitation may be increased to up to 9.9% at the election of the Reporting Persons upon 60 days’ notice to the issuer, with the corresponding change in beneficial ownership taking effect on the 61st day following such notice.

Series J Preferred Stock

In addition to the Series H Preferred Stock described herein, BRPLP and BRPI directly hold, collectively, an aggregate of 16,496 shares of Series J Preferred Stock. As of the date that this Schedule 13D is filed, the shares of Series J Preferred Stock held by BRPLP and BRPI are not convertible into Common Stock and only become convertible into Common Stock if the Issuer amends its Certificate of Incorporation to authorize additional shares of Common Stock. This amendment has not been filed and/or accepted by the State of Delaware as of the date of this Schedule 13D.

In connection with the Reporting Persons’ investment in the Series J Preferred Stock, the Reporting Persons and certain of their affiliates entered into voting agreements that provide for (i) James Heckman and Robert Scott with respect to the shares of Series J Preferred Stock purchased in September 2019 (the “2019 Voting Agreement”) and (ii) Ross Levinsohn and Robert Scott with respect to the shares of Series J Preferred Stock purchased in August 2020 (the “2020 Voting Agreement”) to vote the Reporting Persons’ shares of Series J Preferred Stock in favor of any resolution presented to the shareholders of the Issuer to approve a reverse split of Common Stock of the Issuer in any amount of 2 to 1 up to 100 to 1 (such amount to be determined in the discretion of the Board). The foregoing description of the 2019 Voting Agreement and 2020 Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the 2019 Voting Agreement and 2020 Voting Agreement, which are filed as Exhibit 3 and Exhibit 4 of this Schedule 13D, respectively.

Convertible Debentures

On December 12, 2018, certain of the Reporting Persons entered into the Securities Purchase Agreement with the Issuer pursuant to which the Issuer issued 12% senior secured subordinated convertible debentures (the “2018 Convertible Debentures”) in an aggregate principal amount of $13,091,528 to the purchasers party thereto. Additionally, pursuant to the Securities Purchase Agreement dated as of March 18, 2019, the Issuer issued 12% senior secured subordinated convertible debentures (the “2019 Convertible Debentures” and, together with the 2018 Convertible Debentures, the “Convertible Debentures”) in an aggregate principal amount of $2,114,000 to certain accredited investors. B. Riley Securities, Inc. fka B. Riley FBR, Inc., a subsidiary of BRF, purchased 114,000 2019 Convertible Debentures and subsequently transferred such 2019 Convertible Debentures to BRPI on September 24, 2020. Interest on the Convertible Debentures accrues at the rate of 12% per annum, payable until the earlier of conversion or December 31, 2020.

As of the date that this Schedule 13D is filed, the Convertible Debentures held of record by the Reporting Persons are not convertible into shares of Common Stock and only become convertible into shares of Common Stock in the event the Issuer receives shareholder approval to increase its authorized shares of Common Stock. The Convertible Debentures are also subject to beneficial ownership blocker provisions, which prevent the Reporting Persons from acquiring beneficial ownership of Common Stock upon conversion of the Convertible Debentures in excess of 4.99% unless notice is provided to the Issuer within 60 days.

Warrants

Pursuant to the Securities Purchase Agreement, dated as of October 18, 2018, the Issuer issued warrants to purchase up to 875,000 shares of the Company’s Common Stock (the “Warrants”) to certain of the Reporting Persons. The Warrants are exercisable for a period of seven years at an initial exercise price of $1.00 per share, subject to customary anti-dilution adjustments. As of the date that this Schedule 13D is filed, the Warrants held of record by the Reporting Persons only become exercisable in the event the Issuer receives shareholder approval to increase its authorized shares of Common Stock. The Warrants are also subject to beneficial ownership blocker provisions, which prevent the Reporting Persons from exercising the Warrants if such exercise would cause the Reporting Persons to obtain beneficial ownership of the issued and outstanding Common Stock in excess of 4.99%.

Group Agreement

The description of the Group Agreement contained in Item 4 of this Schedule 13D is hereby incorporated in this Item 6 by reference.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit
Number	Description

1	Letter to the Board of Directors of the Issuer, from Certain of the Reporting Persons and 180 Degree Capital Corp., dated as of November 24, 2020.
2	Group Agreement, dated as of November 25, 2020, by and between B. Riley Financial, Inc. and 180 Degree Capital Corp.
3	Voting Agreement, undated, executed by BRC Partners Opportunity Fund, LP
4	Voting Agreement, undated, executed by B. Riley Securities, Inc.
5	Joint Filing Agreement, dated as of November 27, 2020, by and among B. Riley Financial, Inc., BRC Partners Opportunities Fund, LP, BRC Partners Management GP, LLC, Dialectic Antithesis Partners, LP, BR Dialectic Capital Management, LLC, B. Riley Capital Management, LLC, B. Riley Principal Investments, LLC and Bryant R. Riley.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2020

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

BRC PARTNERS OPPORTUNITIES FUND, LP

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Investment Officer

BRC PARTNERS MANAGEMENT GP, LLC

By:	B. Riley Capital Management, LLC, its sole member

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

Dialectic Antithesis Partners, LP

By:	BR Dialectical Capital Management, LLC, its general partner

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley

BR Dialectic Capital management, llc

By:	B. Riley Capital Management, LLC, its sole member

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley

B. RILEY CAPITAL MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY Principal Investments, LLC

By:	/s/ Daniel Shribman
Name:	Daniel Shribman
Title:	President

/s/ Bryant R. Riley
Bryant R. Riley

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Schedule A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship

Bryant R. Riley Chairman of the Board of Directors and Co-Chief Executive Officer

Chief Investment Officer of BRC Partners Opportunity Fund, LP; Chief Executive Officer of B. Riley Capital Management, LLC; Chairman of B. Riley Principal Merger Corp II, LLC; and Chairman of the Board of Directors and Co-Chief Executive Officer of B. Riley Financial, Inc.

		11100 Santa Monica Blvd. Suite 800, Los Angeles, CA 90025	United States

Thomas J. Kelleher Co-Chief Executive Officer and Director	Co-Chief Executive Officer and Director of B. Riley Financial, Inc. and President of B. Riley Capital Management, LLC.	11100 Santa Monica Blvd. Suite 800, Los Angeles, CA 90025	United States

Phillip J. Ahn Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800, Los Angeles, CA 90025	United States

Kenneth Young President	President of B. Riley Financial, Inc.; Chief Executive Officer of B. Riley Principal Investments, LLC; and Director of B. Riley Principal Merger Corp II, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Alan N. Forman Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 21st Floor New York, NY 10171	United States

Howard E. Weitzman Senior Vice President & Chief Accounting Officer	Senior Vice President & Chief Accounting Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Daniel Shribman Chief Investment Officer

Chief Investment Officer of B. Riley Financial, Inc.; President of B. Riley Principal Investments, LLC; and Chief Executive Officer and Chief Financial Officer of

B. Riley Principal Merger Corp II, LLC

		299 Park Avenue, 21st Floor New York, NY 10171	United States

Robert L. Antin Director	Co-Founder of VCA, Inc., an owner and operator of Veterinary care centers & hospitals	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Robert D’Agostino Director	President of Q-mation, Inc., a supplier of software solutions	11100 Santa Monica Blvd. Suite 800, Los Angeles, CA 90025	United States

Randall E. Paulson Director	Special Advisor to Odyssey Investment Partners, LLC, 11100 Santa Monica B Blvd.	11100 Santa Monica Blvd. Suite 800, Los Angeles, CA 90025	United States

Michael J. Sheldon Director	Chairman and Chief Executive Officer of Deutsch North America, a creative agency – Retired	11100 Santa Monica Blvd. Suite 800, Los Angeles, CA 90025	United States

Todd D. Sims Director	Senior Vice President of Digital Strategy of Anschutz Entertainment Group, Inc., a sports and entertainment company	11100 Santa Monica Blvd. Suite 800, Los Angeles, CA 90025	United States

Mimi K. Walters Director	U.S. Representative from California’s 45th Congressional District – Retired	11100 Santa Monica Blvd. Suite 800, Los Angeles, CA 90025	United States

Mikel Williams Director	Chief Executive Officer and Director of privately held Targus International, LLC, supplier of carrying cases and accessories	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States